

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 8, 2007

Mr. Howard C. Wadsworth
Senior Vice President, Treasurer and Secretary
Xanser Corporation
2435 North Central Expressway
Richardson, Texas 75080

      RE: Form 10-K for the fiscal year ended December 31, 2005
           Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and
           September 30, 2006
           File No. 1-5083

Dear Mr. Wadsworth:

      We have completed our review of your Form 10-K reports and related filings and
have no further comments at this time.

      If you have any further questions regarding our review of your filings, please
direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to
the Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                           Sincerely,

                           Rufus Decker
                           Accounting Branch Chief